CIBC Mellon

82-158

CIBC Mellon Trust Company

320 Bay Street
P.O. Box 1
Toronto, ON M5H 4A6

Tel: 416.643.5000
Fax: 416.643.5570

www.cibcmellon.com

02015254

February 15, 2002

Securities Exchange Commission
Office of International Finance
450 5th Street N.W.
Judiciary Plaza, Room 3094
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs:

RE: NORANDA INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	April 24, 2002
RECORD DATE:	March 13, 2002
MATERIAL MAIL DATE:	March 22, 2002
APPLICABLE SECURITIES:	Common
CUSIP:	655422103

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Relations
Direct Dial: (416) 643-5578

4SS.28
pk/H_Noranda (1-2)